Exhibit 99.1

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities

Announcement Summary

Entity name

ALTERITY THERAPEUTICS LIMITED

Date of this announcement

Monday January 08, 2024

The +securities the subject of this notification are:

Other

Total number of +securities to be issued/transferred

ASX +security code	Security description	Total number of +securities to be issued/transferred	Issue date
New class - code to be confirmed	OPTION EXPIRING 31-AUG-2024 EX $0.007	1,371,428,567	08/01/2024
New class - code to be confirmed	OPTION EXPIRING 31-AUG-2026 EX $0.01	457,142,830	08/01/2024

Refer to next page for full details of the announcement

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Notification of Issue, Conversion or Payment up of Unquoted Equity Securities

Part 1 - Entity and announcement details

1.1 Name of entity

ALTERITY THERAPEUTICS LIMITED

We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities.

1.2 Registered Number Type	Registration number
ABN	37080699065

1.3 ASX issuer code

ATH

1.4 The announcement is

New announcement

1.5 Date of this announcement

8/1/2024

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Notification of Issue, Conversion or Payment up of Unquoted Equity Securities

Part 2 - Issue details

2.1 The +securities the subject of this notification are:

Other

Please specify

Options issued under Placement per Appendix 3B issued 22 Nov 2023

2.2 a This notification is given in relation to an issue of +securities in a class which is not quoted on ASX and which:

does not have an existing ASX security code (“new class”)

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Notification of Issue, Conversion or Payment up of Unquoted Equity Securities

Part 3C - number and type of +securities the subject of this notification (new class) where issue has not previously been notified to ASX in an Appendix 3B

New +securities

ASX +security code	+Security description
New class - code to be confirmed	OPTION EXPIRING 31-AUG-2024 EX $0.007

+Security type	ISIN code
Options

Date the +securities the subject of this notification were issued

8/1/2024

Will all the +securities issued in this class rank equally in all respects from their issue date?

Yes

Have you received confirmation from ASX that the terms of the +securities are appropriate and equitable under listing rule 6.1?

No

Please provide a URL link for a document lodged with ASX setting out the material terms of the +securities being issued.

Options Prospectus lodged 29 Dec 2023 https://cdn-api.markitdigital.com/apiman-gateway/ASX/asx-research/1.0/file/2924-02758927-3A634120

Options Details

+Security currency	Exercise price	Expiry date
AUD - Australian Dollar	AUD 0.00700000	31/8/2024

Details of the existing class of +security that will be issued upon exercise or conversion of this new class of company option

Other

Description

One ATH fully paid ordinary share

Any other information the entity wishes to provide about the +securities the subject of this notification

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Notification of Issue, Conversion or Payment up of Unquoted Equity Securities

Please provide any further information needed to understand the circumstances in which you are notifying the issue of these +securities to ASX, including why the issue of the +securities has not been previously announced to the market in an Appendix 3B

Short-dated options issued under Placement per Appendix 3B issued 22 Nov 2023

Issue details

Number of +securities

1,371,428,567

Were the +securities issued for a cash consideration?

No

Please describe the consideration being provided for the +securities

One (1) free attaching short-dated option issued for each Placement share issued per Placement announcement 22 Nov 2023 and Prospectus dated 29 December 2023

Purpose of the issue

To raise additional working capital

New +securities

ASX +security code	+Security description
New class - code to be confirmed	OPTION EXPIRING 31-AUG-2026 EX $0.01

+Security type	ISIN code

Options

Date the +securities the subject of this notification were issued

8/1/2024

Will all the +securities issued in this class rank equally in all respects from their issue date?

Yes

Have you received confirmation from ASX that the terms of the +securities are appropriate and equitable under listing rule 6.1?

No

Please provide a URL link for a document lodged with ASX setting out the material terms of the +securities being issued.

Options Prospectus lodged 29 Dec 2023 https://cdn-api.markitdigital.com/apiman-gateway/ASX/asx-research/1.0/file/2924-02758927-3A634120

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Notification of Issue, Conversion or Payment up of Unquoted Equity Securities

Options Details

+Security currency	Exercise price	Expiry date
AUD - Australian Dollar	AUD 0.01000000	31/8/2026

Details of the existing class of +security that will be issued upon exercise or conversion of this new class of company option

Other

Description

ATH : ORDINARY FULLY PAID

Any other information the entity wishes to provide about the +securities the subject of this notification

Please provide any further information needed to understand the circumstances in which you are notifying the issue of these +securities to ASX, including why the issue of the +securities has not been previously announced to the market in an Appendix 3B

Long dated options issued under Placement per Appendix 3B issued 22 Nov 2023

Issue details

Number of +securities

457,142,830

Were the +securities issued for a cash consideration?

No

Please describe the consideration being provided for the +securities

One (1) free attaching long-dated option issued for each three (3) Placement shares issued per Placement announcement 22 Nov 2023 and Prospectus dated 29 December 2023

Purpose of the issue

To raise additional working capital

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Notification of Issue, Conversion or Payment up of Unquoted Equity Securities

Part 4 - +Securities on issue

Following the issue, conversion or payment up of the +securities the subject of this application, the +securities of the entity will comprise:

(A discrepancy in these figures compared to your own may be due to a matter of timing if there is more than one application for quotation/issuance currently with ASX for processing.)

4.1 Quoted +Securities (Total number of each +class of +securities quoted)

ASX +security code and description	Total number of +securities on issue
ATH : ORDINARY FULLY PAID	2,802,360,380

4.2 Unquoted +Securities (Total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue
ATHAAE : OPTION EXPIRING 29-NOV-2026 EX $0.0375	19,250,000
ATHAAF : OPTION EXPIRING 31-JUL-2024 EX $0.07	12,000,000
ATHAAG : OPTION EXPIRING 29-NOV-2026 EX $0.0238	11,900,000
ATHAAB : OPTION EXPIRING 17-SEP-2025 EX $0.09	35,000,000
ATHAAH : OPTION EXPIRING 19-DEC-2026 EX $0.0105	8,000,000
ATHAAD : OPTION EXPIRING 06-JAN-2026 EX $0.032	91,392,720
New class - code to be confirmed : OPTION EXPIRING 31-AUG-2024 EX $0.007	1,371,428,567
New class - code to be confirmed : OPTION EXPIRING 31-AUG-2026 EX $0.01	457,142,830

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Notification of Issue, Conversion or Payment up of Unquoted Equity Securities

Part 5 - Other Listing Rule requirements

5.1 Were the +securities issued under an exception in Listing Rule 7.2 and therefore the issue did not need any security holder approval under Listing Rule 7.1?

Yes

5.1 a Select the number of the applicable exception in Listing Rule 7.2

17

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